We Sell For U Corp.
                               700 Shadow Bay Way
                                Osprey, FL 34229
                              Tele: 941--9288-9359
                                Fax: 941-918-1878

                           FAX TRANSMITTAL & EDGARIZED

                                                      March 4, 2008

Ms. Barbara C. Jacobs
Assistant Director
Mr. Hugh Fuller
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

                RE:  COMMENT LETTER dated February 22, 2008
                     We Sell For U Corp.
                     Registration Statement on Form S-1/A
                     Filed January 25, 2008
                     File No. 333-148855

Dear Ms. Jacobs
     Mr. Fuller :

         1. Your comment regarding Form SB-2 Exhibits, page II-1. We are amending our filing in response to your comment "Please file an opinion of counsel as specified in item 601(b)(5) of Regulation S-B". The opinion of counsel has been provided as Exhibit 5.1.

         2. Your comment regarding Form S-1/A conformity. We are amending our filing in response to your comment "We would expect that your amendment will be designated as a Form S-1/A. The filing now conforms to the Form S-1/A.

         3. We are amending our filing to include our auditor's consent to use their opinion. The consent of auditor has been provided as Exhibit 23.1.

         4. We are attaching a letter requesting acceleration of the effective date of the above-captioned Registration Statement.

                                       Very truly yours,


                                       Edward T. Farmer
                                       President